Agi Inc. Delivers Record Profit Exceeding R$1 Billion and

Robust Assets Growth of 62% in 2025

São Paulo, Brazil, March 23, 2026 – Agi Inc. (NYSE: AGBK) (Agi), technology-powered provider of specialized financial services in Brazil, today released its financial results for the fourth quarter and full year ended December 31, 2025. The financial statements and earnings presentation are available on the Company’s Investor Relations website at investors.agiinc.com along with details of the earnings conference call to be held today at 5:00 p.m. Eastern Time (6:00 p.m. Brasilia time).

“We delivered strong results in 2025, growing our active customer base and expanding our credit portfolio, while maintaining our position as one of Brazil’s most efficient and profitable financial institutions. Our hybrid model, combining digital banking with our nationwide networks of Smart Hubs, positions us well in the Brazilian payroll-linked financial ecosystem. As we look ahead, we remain focused on our three core principles: living for the customer, continuously enhancing our technology platform, and building long-term compounding value for our shareholders” said Marciano Testa, Founder, Chairman and CEO of Agi, Inc.

“We delivered strong results in 2025, with total revenue growing 47% year-over-year and net income growing 32% year-over-year, achieving a record-breaking number and demonstrating the strength and scalability of our unique hybrid business model as we continue to expand our reach across Brazil's underserved population," said Marcello Dubeux, Chief Financial Officer.

FY’25 Financial Highlights

Below are the Full Year 2025 performance highlights of Agi Inc.

Business Highlights:

•	Customer Growth: Active customer base grew 73% year-over-year to 6.7 million in 2025.
•	Market Share Expansion: Increased INSS payroll credit market share to 8.9% in 2025, a gain of 250 basis points compared to 2024.
•	Product Innovation: Successfully launched Private Payroll Credit in March 2025, reaching approximately R$0.9 billion by year-end.

Financial Highlights:

•	Revenue Growth: Total Revenues reached R$10.7 billion in 2025, growing 46.8% year-over-year.
•	Profitability: Net Income of R$1.0 billion in 2025, growing 31.8% year-over-year, with Return on Equity of 35.8%.
•	Credit Portfolio Expansion: Total loan portfolio grew 44% to R$34.9 billion in 2025.
•	Operational Efficiency: Operating Efficiency Ratio improved to 40.6% in 2025, an increase of 590 basis points compared to 2024
•	Strong Capital Position: Capital Adequacy Ratio was 15.5% at the end of 2025.

Conference Earnings Call Details

Agi will hold a Conference Earnings call today at 5:00pm ET (6:00pm BRT). The conference call can be accessed live over the Zoom webinar (ID: 819 8409 5288 | Password: 957809). You can also access the meeting over the phone by dialing +1 507 473 4847 or +1 564 217 2000 from the U.S. Callers from Brazil can dial +55 11 4680 6788. The call will also be webcast live at the following link and a replay will be available a few hours after the call concludes. The live webcast and replay will be available on Agi’s investor relations website at https://investors.agiinc.com.

About Agi

Agi stands for a banking experience that welcomes and empowers all Brazilians through a business model that is unique in Brazil. Designed to serve a customer base that represents the majority of the Brazilian population, our model addresses needs that remain outside the priorities of traditional large banks and purely digital banks. We believe we fill a gap in the market by serving, with quality and dignity, customers who are often overlooked.

Our hybrid model combines a fully digital bank that is light, fast, and easy to use, complemented by physical branches that offer a welcoming, agile, and accessible in-person experience for all Brazilians. We develop tailored solutions and provide a simple, inclusive customer journey for non-digital-native clients, creating a meaningful competitive advantage. We believe this approach enables us to attract more customers, build long-lasting relationships, and strengthen our business.

Forward Looking Statements

This press release contains "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date they were first issued and were based on current expectations, estimates, forecasts and projections as well as the beliefs and assumptions of management. Words such as "expect," "anticipate," "should," "believe," "hope," "target," "project," "goals," "estimate," "potential," "predict," "may," "will," "might," "could," "intend," variations of these terms or the negative of these terms and similar expressions are intended to identify these statements. Forward-looking statements are subject to a number of risks and uncertainties, many of which involve factors or circumstances that are beyond Agi Inc’s control. Agi Inc’s actual results could differ materially from those stated or implied in forward-looking statements due to several factors, including but not limited to: competition, regulatory or tax developments, changes in its business, industry, or local or global economic and other developments.

Press Contact

Email: imprensa@agi.com.br
Website: investors.agiinc.com